                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                                (AMENDMENT NO. 1)

                      ACM Government Opportunity Fund, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   000918 102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Michael A. Conway
                               Aon Advisors, Inc.
                             123 North Wacker Drive
                             Chicago, Illinois 60606
                                 (312) 701-3000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 27, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



                         (Continued on following pages)

CUSIP NO. 000918 102               SCHEDULE 13D                      PAGE 2 OF 8
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         AON CORPORATION
         36-3051915
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)
         (a) /  /
         (b) /  /
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS  (See Instructions)

         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
         /  /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
        NUMBER OF          7   SOLE VOTING POWER                0
          SHARES           -----------------------------------------------------
       BENEFICIALLY        8   SHARED VOTING POWER              4,550,000
         OWNED BY          -----------------------------------------------------
           EACH            9   SOLE DISPOSITIVE POWER           0
        REPORTING          -----------------------------------------------------
       PERSON WITH         10  SHARED DISPOSITIVE POWER         4,550,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,550,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES  (See Instructions)
         /  /
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         34.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON  (See Instructions)

         HC, CO
--------------------------------------------------------------------------------

CUSIP NO. 000918 102               SCHEDULE 13D                      PAGE 3 OF 8
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         AON ADVISORS, INC.
         54-1392321
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See
         Instructions)
         (a) /  /
         (b) /  /
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS  (See Instructions)

         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
         /  /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Virginia
--------------------------------------------------------------------------------
        NUMBER OF          7   SOLE VOTING POWER                0
          SHARES           -----------------------------------------------------
       BENEFICIALLY        8   SHARED VOTING POWER              4,550,000
         OWNED BY          -----------------------------------------------------
           EACH            9   SOLE DISPOSITIVE POWER           0
        REPORTING          -----------------------------------------------------
       PERSON WITH         10  SHARED DISPOSITIVE POWER         4,550,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,550,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES  (See Instructions)
         /  /
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         34.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON  (See Instructions)

         IA, CO
--------------------------------------------------------------------------------

CUSIP NO. 000918 102               SCHEDULE 13D                      PAGE 4 OF 8
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         COMBINED INSURANCE COMPANY OF AMERICA
         36-2136262
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)
         (a) /  /
         (b) /  /
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS  (See Instructions)

         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
         /  /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Illinois
--------------------------------------------------------------------------------
        NUMBER OF          7   SOLE VOTING POWER                0
          SHARES           -----------------------------------------------------
       BENEFICIALLY        8   SHARED VOTING POWER              4,468,700
         OWNED BY          -----------------------------------------------------
           EACH            9   SOLE DISPOSITIVE POWER           0
        REPORTING          -----------------------------------------------------
       PERSON WITH         10  SHARED DISPOSITIVE POWER         4,468,700
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,468,700
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES  (See Instructions)
         /  /
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         34.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON  (See Instructions)

         IC, CO
--------------------------------------------------------------------------------

CUSIP NO. 000918 102               SCHEDULE 13D                      PAGE 5 OF 8
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         VIRGINIA SURETY COMPANY, INC.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See
         Instructions)
         (a) /  /
         (b) /  /
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS  (See Instructions)

         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
         /  /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Illinois
--------------------------------------------------------------------------------
        NUMBER OF          7   SOLE VOTING POWER                0
          SHARES           -----------------------------------------------------
       BENEFICIALLY        8   SHARED VOTING POWER              81,300
         OWNED BY          -----------------------------------------------------
           EACH            9   SOLE DISPOSITIVE POWER           0
        REPORTING          -----------------------------------------------------
       PERSON WITH         10  SHARED DISPOSITIVE POWER         81,300
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          81,300
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES  (See Instructions)
         /  /
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.01%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON  (See Instructions)

         IC, CO
--------------------------------------------------------------------------------

CUSIP NO. 000918 102

         This Amendment No. 1 (this "Amendment") amends and supplements the
Schedule 13D filed with the Securities and Exchange Commission on December 10, 1999 (the "Schedule 13D") by Aon Corporation, a Delaware corporation ("Aon"), Aon Advisors, Inc., a Virginia corporation ("Advisors"), Combined Insurance Company of America, an Illinois corporation ("CICA"), and Virginia Surety Company, an Illinois corporation ("VSC", and together with Aon, Advisors and CICA, the "Filing Persons"). The Schedule 13D and this Amendment relate to the Common Stock (the "Common Stock") of ACM Government Opportunity Fund, Inc. (the "Issuer"). Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Schedule 13D.

         Items 4 and 7 of the Schedule 13D are hereby amended and restated in their entirety as follows:


ITEM 4.     PURPOSE OF TRANSACTION

            Under Article Seventh, Section (4)(a), of the Articles of Incorporation of the Issuer, the Issuer is required to submit to its stockholders a proposal to convert the Issuer from a closed-end investment company to an open-end investment company at its next annual meeting of stockholders if (i) shares of the Common Stock have traded on the principal securities exchange where such shares are listed at an average discount from net asset value (the "Discount") of more than 10%, determined on the basis of the Discount as of the end of the last trading day in each week during the period of 12 calendar weeks preceding December 31 in any year, and (ii) during such year the Issuer has received written requests from the holders of 10% or more of the Common Stock that the Issuer submit such a proposal to its stockholders.

            The Filing Persons collectively hold more than 10% the outstanding shares of Common Stock, and the Filing Persons believe that the shares of Common Stock have traded on the New York Stock Exchange, the principal securities exchange where the Common Stock is listed, at an average Discount of more than 10%, based on the Discount as of the end of the last trading day in each week during the period of twelve calendar weeks preceding December 31, 1999. In accordance with Article Seventh, Section (4)(a), of the Issuer's Articles of Incorporation, CICA and VSC, on December 27, 1999, submitted a written notice (see Exhibit D) to the Issuer requesting that the Issuer submit to its stockholders at its annual meeting to be held in 2000 a proposal (the "Proposal") that the Issuer amend its Articles of Incorporation to convert the Issuer from a closed-end investment company to an open-end investment company. In making this request, CICA and VSC considered, among other things, the following:

CUSIP NO. 000918 102

         - There has been a precipitous increase in recent weeks in the Discount (i.e., from 8.90% on November 19, 1999 to 18.37% on December 23, 1999).

         -        The Discount is currently markedly greater than 10%.

         - One of the core principles of the Fund, as evidenced by its charter, is that a Discount in excess of 10% would demand action.

                  CICA and VSC have requested the support of the Issuer's Board of Directors and management for the Proposal, and believe that the fiduciary duties of the Board of Directors require the Board to support the Proposal. CICA and VSC have also requested an opportunity to meet with the Board of Directors and management of the Issuer to discuss the Proposal.

                  Except as set forth above, none of the Filing Persons has any current plans or proposals which relate to or would result in any matter described in paragraphs (a) through (j) of Item 4 of Schedule 13D under the Exchange Act. The Filing Persons may, in the future, for any reason and in their sole discretion, change such intentions and formulate additional plans and proposals relating to one or more matters described in such paragraphs.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

A. Investment Advisory Agreement dated May 1, 1992 between Aon Advisors and CICA (incorporated by reference to the Schedule 13D filed by the Filing Persons on December 10, 1999)

B. Investment Advisory Agreement dated May 1, 1992 between Aon Advisors and VSC (incorporated by reference to the Schedule 13D filed by the Filing Persons on December 10, 1999)

C. Joint Filing Agreement dated December 10, 1999 among each of the Filing Persons (incorporated by reference to the Schedule 13D filed by the Filing Persons on December 10, 1999)

D.       Letter from CICA and VSC to the Issuer dated December 27,
         1999

CUSIP NO. 000918 102

SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


AON CORPORATION
Date:  December 27, 1999

/s/ Michael A. Conway
------------------------
By:  Michael A. Conway
Its:  Senior Vice President and Senior Investment Officer

AON ADVISORS, INC.
Date: December 27, 1999

/s/ Michael A. Conway
------------------------
By:  Michael A. Conway
President

COMBINED INSURANCE COMPANY OF AMERICA
Date:  December 27, 1999

/s/ Michael A. Conway
------------------------
By:  Michael A. Conway
Senior Vice President

VIRGINIA SURETY COMPANY, INC.
Date:  December 27, 1999

/s/ Michael A. Conway
------------------------
By:  Michael A. Conway
Senior Vice President









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